Exhibit 99.1
NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES TELECONFERENCE AND WEBCAST
DETAILS FOR ANNUAL AND SPECIAL MEETING
(Calgary June 4, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to announce the teleconference and webcast details for our Annual and Special Meeting which will be held on Tuesday, June 9, 2009 at 3:00 p.m. Mountain Daylight Time in the Alberta Ballroom at the Fairmont Palliser Hotel, 133 — 9th Avenue S.W., Calgary, Alberta, Canada.
The teleconference and webcast portions of the presentation will commence at 3:30 p.m Mountain Daylight Time. To participate, callers may dial 1-866-223-7781 or Toronto local 1-416-340-8018. To ensure timely participation in the teleconference callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will also be accessible by visiting http://events.onlinebroadcasting.com/pengrowth/060909/index.php. An archive of the webcast will be also available within the Media Centre of Pengrowth’s website at www.pengrowth.com. Please note that only webcast participants will have the opportunity to ask questions of the speakers.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $4.1 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
James S. Kinnear
Chairman and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations,
E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757